PRESS RELEASE

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Canadian Zinc Closes $ 6  Million Financing

For immediate release – Toronto – December  22, 2003.

Canadian Zinc Corporation (“TSX-CZN”) is pleased to announce that it has  today  closed its previously announced bought deal financing  and has raised gross proceeds of $6,000,000.

The financing, which was underwritten by Haywood Securities Inc. and McFarlane Gordon Inc.  comprised the issue of  6 million units at a price of $1.00 per Unit.   Each Unit  consists of one common share and one half share purchase warrant.  Each full warrant entitles the holder to purchase an additional common share at a price of $1.25 per share for a period of eighteen months from today.  The Units were sold to institutions and other qualified Investors in Canada and Europe.

The financing has been closed in escrow pending approval by Shareholders of resolutions authorizing the issue of additional shares on a private placement basis at an Extraordinary General Meeting which has been called for December 30, 2003.  If Shareholder approval is not received within 90 days the gross proceeds will be returned to the Investors.

In connection with the financing the Underwriters will receive, among other compensation, an aggregate of 50,000 units (comprising of the same securities as the Units) and options exercisable, subject to shareholder approval, into 600,000 additional units (comprising of the same securities as the Units) at $1.25 per unit for a period of 12 months.

The securities issued and any securities issued on exercise of any of such securities are subject to a hold period and may not be traded for a period of four months from the date of Closing except as permitted by applicable securities legislation and the rules of the Toronto Stock Exchange.

The net proceeds of the offering will be used to fund  planned exploration, development and permitting on the Company’s Prairie Creek Project as well as for general working capital.

Canadian Zinc’s 100% owned Prairie Creek Mine Project located in the Northwest Territories includes a near complete mine, mill and surrounding infrastructure with a substantial mineral resource base totaling 11.9 million tonnes, grading 12.5% zinc, 10.1% lead, 0.4% copper and 161 grams per tonne silver.  The resource contains an estimated 70 million ounces of silver, approximately 3 billion pounds of zinc and approximately 2.2 billion pounds of lead.

For further information contact:

John F. Kearney	John A. MacPherson
Chairman	Director
(416) 362-6686	(604) 688-2001

A more extensive description of the Company’s activities is available on the Company’s web site at www.canadianzinc.com

Suite 1202-700 West Pender Street, Vancouver, BC V6C 1G8 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 201 – 347 Bay Street, Toronto, ON M5H 2R7 Tel: (416) 362-6686 Fax: (416) 368-5344

E-mail: czn@canadianzinc.com,  Website:  www.canadianzinc.com